SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2014 with the report for the six month period ended December 31, 2013, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima, in compliance with Section 63 of the BCBA Regulations and as per the letter sent to the Buenos Aires Stock Exchange, this is to report to you the following in connection with the six month period ended December 31, 2013 and 2012:

IRSA Inversiones y Representaciones Sociedad Anónima
December 31, 2013 and 2012

1. Net Income

	In thousands of ARS
	12/31/13	12/31/12
Comprehensive net income (six month period):
Income attributable to:
Controlling company's shareholders	(21,678)	223,782
Non-controlling interest	(4,396)	22,097

2. Shareholders' Equity

Capital stock	574,588	578,676
Treasury stock	4,088	-
Restatement for capital stock and treasury stock (*)	123,329	123,329
Share premium	793,123	793,123
Cost of treasury stock	(29,627)	-
Purchase of additional interest in subsidiaries	(20,782)	(20,782)
Reserve for conversion	102,212	50,776
Reserve for equity based payments	19,695	8,258
Legal reserve	116,840	85,140
Special reserve	375,487	395,249
Reserve for new projects	469,831	492,441
Retained earnings	(20,928)	239,328
Non-controlling interest	389,464	385,151
Total Shareholders' equity	2,897,320	3,130,689

(*) Called restatement for capital stock as of 12/31/2013.

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was ARS 578,676,460 (including treasury stock) – divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A., who holds 378,753,404 shares, representing 65.45% of the issued and outstanding capital stock.

In addition, as of December 31, 2013, excluding Cresud's interest, the rest of the shareholders held 195,834,950 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share, representing 33.84% of the issued and outstanding capital stock.

As of December 31, 2013 there were no outstanding warrants or convertible notes for the purchase of our shares.

Below are the highlights for the six month period ended December 31, 2013:

➢	During the second quarter of 2014, revenues increased by 26.1% compared to 2013.

➢
The company’s EBITDA fell by 14.7% compared to 2013, mainly explained by better results from sales of Investment Properties and the consolidation of Madison Building during 2013. Excluding the consolidation effect, EBITDA grew by 10.3% in the compared six-month period.

➢
Net income attributable to the company´s shareholders recorded a loss of Ps. 21.7 million in the six-month period of 2014, compared to a gain of Ps. 223.8 million in the same period of 2013, mainly explained by exchange rate differences.

➢
Our shopping centers’ sales grew by 28.6% as compared to the second quarter of 2013 and portfolio occupancy increased to 98.8%. EBITDA from this segment rose by 22.8% and the EBITDA/revenue margin reached 79.6%.

➢	Revenues from the Offices segment grew by 6.7%, in spite of the reduction in leaseable area resulting from the sales made in 2013. We increased our portfolio’s occupancy to 98.7%.

➢
In January 2014, the competent court in IDBH debt restructuring has approved the offer from Dolphin with Extra Holdings Limited to acquire approximately 53.3% of IDBD, one of the largest and most diversified groups in Israel. As of today, IRSA has invested in Dolphin the amount of USD 109.5 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets
February 11, 2014